UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________
Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to .
Commission file number 001-16583
_____________________________________________

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.
1170 Peachtree Street, NE
Suite 2300
Atlanta, Georgia 30309

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Audited Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014 and for the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Atlanta, GA

We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan, Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees, and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (“Plans”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plans are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedule is the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Atlanta, Georgia
June 28, 2016

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

As of December 31, 2015

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$254,534,117	$7,067,058	$17,395,783
Receivables:
Employer contribution	236,110	—	—
Notes receivable from participants	2,151,109	196,762	593,462
Total Assets	256,921,336	7,263,820	17,989,245
Liabilities:
Accrued expenses	63,735	1,802	4,463
Net assets available for benefits	$256,857,601	$7,262,018	$17,984,782

Plan interest percentage in Acuity DC Trust	91.0%	2.6%	6.4%
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits
As of December 31, 2014

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Assets:
Plan interest in Acuity DC Trust	$247,353,446	$7,204,260	$18,923,603
Receivables:
Employer contribution	1,095	—	414
Participant contributions	363	67	31
Notes receivable from participants	2,358,541	156,542	469,140
Total Assets	249,713,445	7,360,869	19,393,188
Liabilities:
Accrued expenses	63,191	1,863	4,946
Net assets available for benefits	$249,650,254	$7,359,006	$19,388,242

Plan interest percentage in Acuity DC Trust	90.4%	2.6%	7.0%
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

	Acuity Brands, Inc. 401(k) Plan	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Filing Plan No.	033	067	070
Additions to net assets attributed to:
Net investment gain from Acuity DC Trust	$8,260,789	$191,110	$471,541
Contributions:
Employer	5,257,468	39,233	275,651
Participant	15,228,089	419,861	390,249
Total additions	28,746,346	650,204	1,137,441

Deductions from net assets attributed to:
Benefit payments	21,301,577	696,388	2,519,599
Expenses	237,055	51,171	21,302
Total deductions	21,538,632	747,559	2,540,901

Net increase (decrease)	7,207,714	(97,355)	(1,403,460)

Plan transfers in (out), net	(367)	367	—

Net assets available for benefits:
Beginning of year	249,650,254	7,359,006	19,388,242
End of year	$256,857,601	$7,262,018	$17,984,782
The accompanying notes are an integral part of these financial statements.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

1.	Description of the Plans
General
The financial positions of Acuity Brands, Inc. 401(k) Plan (the "ABI Plan"), Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees (the "ABL Plan"), and Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the "Holophane Plan") (collectively, the “Plans”) are included in the accompanying financial statements. The investment assets of the Plans are included in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Refer to the respective plan agreement for additional information about the Plans' eligibility, funding, allocation, vesting, and benefit provisions.
Eligibility and Forfeitures
Each of the Plans is a defined contribution plan. The Plans cover substantially all domestic salaried, commissioned, union and non-union hourly employees of Acuity Brands, Inc. and its subsidiaries (“Acuity Brands” or the "Company”). Employees of certain unions who have elected not to participate in such Plans are not eligible to participate.
Employees have immediate eligibility upon attaining the age requirement of each respective plan. The Plans provide that forfeitures of Company contributions may be used to pay plan administrative expenses or reduce future Company contributions. At December 31, 2015 and 2014, forfeited nonvested accounts totaled $32,140 and $326,835, respectively. During the year ended December 31, 2015, employer contributions were reduced by forfeited nonvested accounts of $608,286. Employer contributions were not reduced by forfeited nonvested accounts during the year ended December 31, 2014. Plan expenses totaling $89,576 were paid using forfeited nonvested accounts during the year ended December 31, 2015.
In the event of the cessation of operation of a plant or the discontinuance of a component of the Company's business, plan participants identified for separation from the Company shall automatically become fully vested in employer contributions upon termination.
Administration
Administration of the Plans is the responsibility of the Company's Investment Committee, members of which are designated by the Chairman, President, and Chief Executive Officer of Acuity Brands, Inc. Certain administrative expenses of the Plans were paid by either the Company or plan forfeitures during the year ended December 31, 2015. The Investment Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance.
Notes Receivable from Participants
Participant loans are reflected as notes receivable from participants on the Statements of Net Assets Available for Benefits. Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the participant's highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan and one residence loan, a loan issued for the purchase of a primary residence, are permitted during a calendar year. The Holophane Plan is the only plan which allows for residential loans. The loan interest rate is set at one percent above the prime rate, as defined.
Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years and residential loans must be repaid within ten years.
Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the remaining initial loan repayment period.
Plan Termination
Although the Company intends for the Plans to be permanent, the Plan agreements provide the Company the right to discontinue contributions or to terminate the Plans at any time and to terminate the plan subject to the provisions of ERISA.
In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Parties-In-Interest Transactions
As of December 31, 2015 and 2014, the percentage of the Acuity DC Trust's net assets invested in the common stock of Acuity Brands, Inc. was 7.1% and 4.6%, respectively. As described in Note 2 Summary of Accounting Policies, the Plans paid certain expenses related to plan operations and investment activity to various service providers. These transactions are party-in-interest transactions under ERISA.
Vesting
Participants are vested immediately in their contributions and the related earnings. Participants in the ABI Plan and the ABL Plan vest in the Company's contributions to their accounts ratably over a five-year service period. Participants in the Holophane Plan vest in the Company's contributions to their accounts immediately upon the third anniversary of their hire date.
Payments of Benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 10-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as the applicable portion of net earnings/losses generated by the investment fund(s) selected by the participant. Net earnings/losses for each investment fund consist of both realized and unrealized gross earnings/losses which are adjusted to incorporate fund management expenses specific to each investment fund. Many of the investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans. Fees related to the administration of notes receivable from participants are charged directly to the participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Contributions
The basis for determining participant and Company contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions
Acuity Brands, Inc. 401(k) Plan	1% to 50% of compensation	Matching contribution of 60% up to 6% of participant compensation contributed. New hires are automatically enrolled at 3% contribution to the plan.
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	1% to 25% of compensation
Teamsters Local Union 673 - Through December 14, 2014, Midwest Regional Warehouse employees receive an employer contribution equal to $0.17 per hour worked regardless of whether they made participant deferrals into the plan. Beginning December 15, 2014, Midwest Regional Warehouse employees have a matching contribution of 60% up to 6% of participant compensation contributed.

Non-union hourly employees have a matching contribution of 60% up to 6% of participant compensation contributed. All other employees at all other locations participating in the plan do not receive an employer contribution.

Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 25% of compensation
USW Local Nos. 4, 105 and 525 - Participating employees hired prior to August 5, 2002 receive an employer matching contribution of 30% up to 6% of compensation contributed, plus an additional basic contribution of 5% of annual compensation. Participating employees hired on or after August 5, 2002 receive an employer matching contribution of 60% up to 6% of compensation contributed.

Under all of the Plans, participants direct the investment of their contributions into various investment options offered by the Plans. Additionally, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. Effective October 2013, an amendment was executed to allow elective Roth contributions in the Plans. Contributions are subject to certain IRS limitations.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investments
The investments in the Acuity DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Fund assets are allocated to selected independent investment managers to invest under these guidelines.
Investments of the Acuity DC Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Refer to Note 3 Acuity DC Trust and Note 5 Fair Value Measurements for further discussion.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the dividend date. Net appreciation includes the Plans' gains and losses on investments bought and sold as well as held during the year.

The Acuity DC Trust holds investments in the Invesco Stable Value Fund, which holds synthetic guaranteed investment contracts (“synthetic GICs” or “wrap contracts”) and a diversified portfolio of investments, including units of collective trust funds held in the name of the Acuity DC Trust. The collective trust funds invest in high-quality bonds, including corporate bonds, mortgage-backed securities, asset-backed securities, and government securities. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts' underlying holdings. The investments in synthetic GICs are deemed to be fully benefit-responsive and are recorded at contract value.
Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying investments being managed. The crediting interest rate will not be less than 0%.
Certain events limit the ability of the Plans to transact at contract value with the issuers. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuers, (2) bankruptcy of the Plans' sponsor or other events which cause a significant withdrawal from the Plans, or (3) the failure of the Acuity DC Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. Acuity Brands does not believe that the occurrence of any event limiting the Plans' ability to transact at contract value with the issuers has occurred or is probable.
The contract issuers can only terminate the contract under very limited circumstances, such as Acuity Brands or the investment fund managers breaching any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Acuity Brands does not believe it is likely that the contracts will be terminated.
Notes Receivable from Participants
The notes receivable from participants represent participant loans, which are carried at principal amounts outstanding plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payments
Benefit payments are recorded when paid.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

Expenses
Investment related expenses are included in net appreciation of fair value of investments. Many of the investment funds provide for a revenue sharing arrangement with the Plans that provides for a portion of the fund expenses to be credited to the Plans to pay for certain administrative expenses that are incurred by the Plans, such as record keeping and investment advisory fees. Certain expenses of maintaining the Plans are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and certain administrative fees are charged directly to the participant's account and are included in administrative expenses.
Accounting Standards Adopted in 2015
The FASB issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) ("ASU 2015-07"). It is effective for fiscal years beginning after December 15, 2015, and the Company has early adopted the ASU on a retrospective basis. The amendments apply to reporting entities that elect to measure the fair value of an investment using the net asset value per share (or its equivalent) practical expedient. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The provisions of ASU 2015-07 did not have a material effect on the Plans' net assets available for benefits or its changes in net assets available for benefits.

The FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts; (Part II) Plan Investment Disclosures; and (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). It is effective for fiscal years beginning after December 15, 2015, and the Company has early adopted the ASU on a retrospective basis. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Part II eliminates the requirement to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value and removes the requirement to disaggregate the investments within a self-directed brokerage account. Part III permits plans to measure investments as of a month-end date that is closest to the plan's fiscal year-end when the fiscal period does not coincide with a month-end. The provisions of ASU 2015-12 did not have a material effect on the Plans' net assets available for benefits or its changes in net assets available for benefits; however, certain disclosures were affected as a result of adopting ASU No. 2015-12.
3.     Acuity DC Trust
The Acuity DC Trust is a collective investment of the assets of the Company's participating employee benefit plans. Trust assets are allocated among participating plans by assigning to each plan certain transactions (primarily contributions and benefit payments which can be specifically identified and distributed among all plans) in proportion to the fair value of the assets assigned to each plan, and income and expenses resulting from the collective investment of the Trust assets. For the year ended December 31, 2015, total interest income and net appreciation in investments were $1,303,347 and $7,620,093, respectively. The fair value of net assets of the Acuity DC Trust as of December 31, 2015 and 2014 is presented below:

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

		Plans' Percentage Interest
	2015	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 070
Mutual Funds
Aberdeen Emerging Market	$458,640	89.7%	4.2%	6.1%
American Beacon Large Cap Value	14,128,196	91.9%	2.1%	6.0%
Invesco International Growth Fund	438,256	99.4%	0.6%	—%
JP Morgan Core Bond Fund	2,622,475	99.3%	0.7%	—%
Northern Small Cap Value	8,076,609	95.3%	2.6%	2.1%
T. Rowe Price Growth	14,612,521	92.2%	2.1%	5.7%
T. Rowe Price Mid Cap	22,902,775	90.6%	3.1%	6.3%
Templeton Institutional	8,051,250	94.7%	2.0%	3.3%
Vanguard Explorer Admiral	10,958,637	89.1%	2.3%	8.6%
Vanguard Extended Market Index	2,018,525	87.7%	3.5%	8.8%
Vanguard Institutional Index	35,153,430	92.5%	2.9%	4.6%
Vanguard Selected Value	9,579,910	96.4%	2.3%	1.3%
Vanguard Total International Stock	2,630,362	89.0%	3.5%	7.5%
Wells Fargo Target 2010	744,272	94.2%	2.3%	3.5%
Wells Fargo Target 2015	2,334,953	93.7%	3.7%	2.6%
Wells Fargo Target 2020	5,209,567	85.0%	6.3%	8.7%
Wells Fargo Target 2025	9,424,347	90.7%	4.7%	4.6%
Wells Fargo Target 2030	9,571,805	93.8%	2.8%	3.4%
Wells Fargo Target 2035	6,733,344	92.2%	7.0%	0.8%
Wells Fargo Target 2040	5,331,925	96.4%	2.0%	1.6%
Wells Fargo Target 2045	3,845,011	98.5%	1.5%	—%
Wells Fargo Target 2050	3,161,978	98.9%	1.1%	—%
Wells Fargo Target 2055	906,493	97.1%	2.7%	0.2%
Wells Fargo Target 2060	215	100.0%	—%	—%
Wells Fargo Target Today	88,407	95.3%	0.4%	4.3%
Total Mutual Funds	178,983,903
Self-Directed Brokerage Accounts	21,893,148	97.3%	—%	2.7%
Common Stock
Acuity Brands Stock Fund	19,900,875	96.0%	1.6%	2.4%
Common/Collective Trusts
State Street US Bond Fund	9,297,831	94.3%	2.7%	3.0%
Total Investments at fair value	230,075,757
Unallocated Cash	125,211
Accrued Investment Income	316
Adjustment for pending trades	300
Acuity DC Trust at fair value	230,201,584
Invesco Stable Value Fund	48,795,374	81.4%	2.4%	16.2%
Plan Interest in Acuity DC Trust	278,996,958
Accrued expenses	(70,000)
Net Assets	278,926,958
Notes Receivable from participants	2,941,333
Net Assets of the Acuity DC Trust	$281,868,291

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

		Plans' Percentage Interest
	2014	Plan	Plan	Plan
	Value	No. 033	No. 067	No. 070
Mutual Funds
American Beacon Large Cap Value	$16,111,194	92.1%	1.9%	6.0%
Northern Small Cap Value	11,359,636	95.8%	2.6%	1.6%
T. Rowe Price Growth	13,187,528	90.7%	2.0%	7.3%
T. Rowe Price Mid Cap	23,276,003	89.3%	3.1%	7.6%
Templeton Institutional	12,248,327	94.6%	2.1%	3.3%
Vanguard Explorer Admiral	12,218,000	88.2%	2.2%	9.6%
Vanguard Institutional Index	35,779,576	91.9%	2.9%	5.2%
Vanguard Selected Value	9,160,182	95.4%	1.8%	2.8%
Wells Fargo Target 2010	807,176	89.1%	8.1%	2.8%
Wells Fargo Target 2015	2,852,277	92.5%	3.5%	4.0%
Wells Fargo Target 2020	6,078,412	79.7%	7.0%	13.3%
Wells Fargo Target 2025	9,587,410	90.1%	5.0%	4.9%
Wells Fargo Target 2030	8,574,083	93.4%	3.0%	3.6%
Wells Fargo Target 2035	7,139,840	92.4%	6.5%	1.1%
Wells Fargo Target 2040	5,105,958	96.5%	2.1%	1.4%
Wells Fargo Target 2045	3,705,136	96.0%	4.0%	—%
Wells Fargo Target 2050	2,599,831	98.5%	1.5%	—%
Wells Fargo Target 2055	551,216	93.8%	6.1%	0.1%
Wells Fargo Target Today	41,051	87.1%	1.0%	11.9%
Total Mutual Funds	180,382,836
Self-Directed Brokerage Accounts	19,565,826	95.4%	—%	4.6%
Common Stock
Acuity Brands Stock Fund	12,746,224	96.0%	1.7%	2.3%
Common/Collective Trusts
SSGA US Bond Index Fund CL P	9,940,038	95.4%	2.2%	2.4%
Total Investments at fair value	222,634,924
Unallocated Cash	412,595
Accrued Investment Income	314
Adjustment for pending trades	450
Acuity DC Trust at fair value	223,048,283
Invesco Stable Value Fund	50,433,026	81.7%	2.6%	15.7%
Plan Interest in Acuity DC Trust	273,481,309
Accrued expenses and other	(70,000)
Net Assets	273,411,309
Notes Receivable from participants	2,984,223
Net Assets of the Acuity DC Trust	$276,395,532

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

4.	Stable Value Fund
The following are the contract values of the synthetic investment contracts in the Stable Acuity Fund:

Contract Issuer	2015 Contract Value	Contract Issuer	2014 Contract Value
Synthetic GICs:		Synthetic GICs:
Voya	$12,030,425	Voya	$12,270,319
Mass Mutual	6,326,102	Mass Mutual	6,409,973
Transamerica	7,975,316	Transamerica	8,128,410
Prudential Insurance	10,039,683	Prudential Insurance	10,261,893
Pacific Life Insurance	11,135,483	Pacific Life Insurance	11,309,104
Subtotal	47,507,009	Subtotal	48,379,699
Cash -		Cash -
Bank of America Merrill Lynch	1,288,365	Bank of America Merrill Lynch	2,053,327
Total	$48,795,374	Total	$50,433,026
5.     Fair Value Measurements
In accordance with ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), the Plans determine a fair value measurement using an exit price based on the assumptions a market participant would use in pricing an asset or liability. ASC 820 established a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that reflect the Plans' best estimate of what market participants would use in pricing an asset or liability including consideration of the risk inherent in the valuation technique and the risk inherent in the inputs to the model (Level 3).
Level 1 (Quoted market prices in active markets for identical assets)
Acuity Brands Stock Fund - valued at the last sales price in the market where such securities are primarily traded. If the last sales price is not available, the security is generally valued at the closing bid price obtained from the primary exchange.
Mutual Funds - valued using the net asset value of shares held at year end as reported by the fund. Mutual funds held by the Acuity DC Trust are open-end mutual funds that are registered with the Securities and Exchange Commission.
Self-Directed Brokerage Accounts - valued at the closing price reported by the fund or in the market where such investments are primarily traded.
The following tables present information about the Acuity DC Trust's assets as of December 31, 2015 and 2014:

	Fair Value Measurements as of:
	December 31, 2015		December 31, 2014
	Total Fair Value	Level 1	Total Fair Value	Level 1
Acuity Brands Stock Fund	$19,900,875	$19,900,875	$12,746,224	$12,746,224
Mutual Funds	178,983,903	178,983,903	180,382,836	180,382,836
Self-Directed Brokerage Accounts	21,893,148	21,893,148	19,565,826	19,565,826
Common/Collective Trusts (1)	9,297,831	N/A	9,940,038	N/A
Total Investments at Fair Value	$230,075,757		$222,634,924

(1) There are currently no redemption restrictions or unfunded commitments on these investments. Generally, redemptions of the fund units for investments in this category may be made each business day, based upon a transaction price per unit that is substantially equivalent to net asset value per share as of the close of the previous business day.

No transfers between the levels of the fair value hierarchy occurred during the current plan year. In the event of a transfer in or out of a level within the fair value hierarchy, the transfers would be recognized as of the end of the plan year.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans
Notes to Financial Statements

6.	Income Tax Status

The ABI Plan, ABL Plan, and Holophane Plan obtained their latest determination letters on August 12, 2013, July 10, 2013, and May 29, 2014, respectively, in which the IRS stated these plans are qualified under Section 401(a) of Internal Revenue Code ("IRC"). The Plans have been amended since requesting the latest determination letters and the plan administrator believes the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC, and the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes is included in these financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement impact of a tax position is recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Benefits Payable
The following Plans had benefit payments that were approved for payment prior to December 31, but were not paid until subsequent to December 31:

Plan No.	Plan Name	2015	2014
033	Acuity Brands, Inc. 401(k) Plan	$—	$297,158
067	Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	125,211	—
070	Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	112,437
These benefit payments represent a reconciling item between the financial statements and Form 5500. The Form 5500 has not yet been finalized. As such, the differences may vary from those noted above. However, these differences are not expected to be material.

8.	Risks and Uncertainties
The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Acuity Brands, Inc.
Selected 401(k) and Retirement Plans
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2015

Plan Name	Plan No.	EIN #	Identity of Issue *	Description of Investment Varying Maturity Dates and Interest Rates Ranging from:	Cost	Current Value
Acuity Brands, Inc. 401(k) Plan	033	58-2632672	Participant Loans	4.25% to 9.25% (various maturity dates)	$—	$2,151,109
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	4.25% to 5% (various maturity dates)	—	196,762
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	4.25% (various maturity dates)	—	593,462
___________________________________________
*    Represents a party-in-interest

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of BDO USA, LLP

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 28, 2016

Acuity Brands, Inc. 401(k) Plan
Acuity Brands Lighting, Inc. 401(k) Plan for Hourly Employees
Holophane Division of Acuity Brands Lighting 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement

By:	Acuity Brands, Inc.
Plan Administrator

By:	/s/ Vernon J. Nagel
Name:	Vernon J. Nagel
Title:	Chairman, President and Chief Executive Officer